Exhibit 21

Subsidiaries of MVB Financial Corp.

The following are the only subsidiaries of MVB Financial Corp.:

Name of Subsidiary	Jurisdiction of Incorporation

MVB Bank, Inc.	West Virginia

Potomac Mortgage Group, Inc., (d/b/a/ MVB Mortgage)	Virginia

MVB Insurance, Inc.	West Virginia